FIRST POINT MINERALS CORP.

Consolidated Financial Statements

December 31, 2005

and

December 31, 2004

(Stated in Canadian Dollars)

D E  V I S S E R  G R A Y
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS’ REPORT

To the Shareholders of First Point Minerals Corp.,

We have audited the consolidated balance sheets of First Point Minerals Corp. as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows, and the consolidated schedule of mineral property costs for each of the years in the three year period ended December 31, 2005.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
April 28, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements.  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated April 28, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are disclosed in the financial statements.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
April 28, 2006

FIRST POINT MINERALS CORP.
Consolidated Balance Sheets
As at December 31,
(Stated in Canadian Dollars)

	2005	2004
	$	$
A S S E T S
Current
Cash	167,326	57,392
Amounts receivable	52,732	70,210
Prepaid expenses	25,803	32,648

	245,861	160,250

Funds in trust (note 9)	-	61,866
Equipment (note 3)	23,913	28,220
Investment (note 4)	871,374	871,374
Mineral property costs (note 5)	3,889,773	3,373,494

	5,030,921	4,495,204

L I A B I LI T I E S
Current
Accounts payable and accrued liabilities	120,180	36,013

S H A R E H O L D E R S’ E Q U I T Y

Share capital (note 6 (a))	11,023,104	10,251,550
Contributed surplus (note 6 (c))	383,520	318,028
Deficit	(6,495,883)	(6,110,387)

	4,910,741	4,459,191

Continuing operations (note 1)	5,030,921	4,495,204

Approved by the Board of Directors:

“Peter M.D. Bradshaw”	“Robert A. Watts”
Peter M.D. Bradshaw, Director	Robert A. Watts, Director

See notes to the consolidated financial statements

FIRST POINT MINERALS CORP.
Consolidated Statements of Operations and Deficit
For the Years Ended December 31,
(Stated in Canadian Dollars)

	2005	2004	2003
	$	$	$
Expenses
Accounting and audit	14,424	16,232	16,516
Amortization	7,235	8,816	7,996
Communication	3,010	4,378	4,299
Foreign exchange loss (gain)	(901)	15,138	13,479
General exploration	147,466	328,740	363,461
Insurance	2,114	3,014	2,737
Management fees	46,075	90,492	30,800
Office and administration	10,681	10,412	5,941
Rent	22,984	22,453	17,014
Stock-based compensation	61,399	39,331	278,697
Travel and promotion	33,265	71,717	56,000
Trust and filing fees	18,960	36,307	30,024
Wages	46,531	87,910	38,969

Net loss before other items	(413,243)	(734,940)	(865,933)

Other items:
Interest	2,705	20,887	15,837
Other Income	25,042	-	-
Loss on disposition of mineral property interest	-	(361,186)	(20,200)

Net loss for the year	(385,496)	(1,075,239)	(870,296)
Deficit - beginning of the year	(6,110,387)	(5,035,148)	(4,164,852)
Deficit - end of the year	(6,495,883)	(6,110,387)	(5,035,148)

Loss per share (note 7)	$ (0.01)	$ (0.03)	$ (0.04)
Weighted average number of common shares outstanding	34,688,017	31,447,647	24,114,544

See notes to the consolidated financial statements

FIRST POINT MINERALS CORP.
Consolidated Statements of Cash Flows
For the Years Ended December 31,
(Stated in Canadian Dollars)

	2005	2004	2003
	$	$	$
Cash provided by (used for):

Operating activities
Net loss for the year	(385,496)	(1,075,239)	(870,296)
Add items not involving cash:
Amortization	7,235	8,816	7,996
Write-off of mineral property costs	-	361,186	20,200
Interest earned on funds in trust	(357)	(620)	(1,395)
Stock-based compensation	61,399	39,331	278,697

	(317,219)	(666,526)	(564,798)
Changes in non-cash working capital components:
Accounts receivable	17,478	(47,172)	28,713
Prepaid expenses	6,845	923	736
Accounts payable and accrued liabilities	84,167	19,229	9,687

	(208,729)	(693,546)	(525,662)
Financing activities*
Release of trust funds	62,223	-	-
Cash proceeds from shares issued	801,750	27,000	2,148,710
Share issue costs	(26,103)	(586)	(64,500)
	837,870	26,414	2,084,210
Investing activities*
Cash paid for shares of Aquila	-	(88,623)	-
Mineral property costs	(516,279)	(1,050,257)	(625,687)
Purchase of equipment	(2,928)	(5,950)	(9,840)

	(519,207)	(1,144,830)	(635,527)

Net cash provided (used) during the year	109,934	(1,811,962)	923,021
Cash - beginning of the year	57,392	1,869,354	946,333

Cash - end of the year	167,326	57,392	1,869,354

*Supplemental disclosure of non-cash financing and investing activities:

  During the current year, the Company granted 141,657 agent’s warrants valued at $4,093 in connection with two private placements completed during the year.  Refer to note 6.
  During the current year, the Company issued Nil (2004 –560,000, 2003 -15,000) common shares at an aggregate value of $Nil (2004 - $110,900, 2003 - $4,800) in connection with mineral property acquisition agreements.
  During 2004, the Company received shares of a private company at a deemed value of $775,450 in exchange for the Cedros property.
  Refer to note 5.
  During 2004, the Company received shares in a private company in the amount of $7,301 as settlement of a portion of the outstanding balance due from the private company. Refer also to notes 4 and 5.

See notes to the consolidated financial statements

FIRST POINT MINERALS CORPORATION
Consolidated Schedule of Mineral Property Costs
(Stated in Canadian Dollars)

	Balance, December 31, 2003	Expenditures	Disposition	Balance December 31, 2004	Expenditures	Balance, December 31, 2005
	$	$	$	$	$	$
HONDURAS
Cedros Property
Acquisition	136,953	-	(136,953)	-	-	-
Exploration
Assays	1,409	-	(1,409)	-	-	-
Field office expenses	66,096	-	(66,096)	-	-	-
Geological & geophysical	362,031	-	(362,031)	-	-	-
Legal & accounting fees	3,404	-	(3,404)	-	-	-
Property taxes	1,073	-	(1,073)	-	-	-
Travel & accommodation	61,226	-	(61,226)	-	-	-
Wages	504,444	-	(504,444)	-	-	-
	1,136,636	-	(1,136,636)	-	-	-
Cacamuya Property
Acquisition	164,661	134,520	-	299,181	12,802	311,983
Exploration
Assays	89,760	-	-	89,760	-	89,760
Drilling and trenching	557,983	-	-	557,983	-	557,983
Field office expenses	166,285	12,934	-	179,219	10,120	189,339
Geological & geophysical	155,516	-	-	155,516	-	155,516
Environmental & reclamation	724	1,302	-	2,026	-	2,026
Legal & accounting fees	269	3,208	-	3,477	2,186	5,663
Property taxes	1,582	4,698	-	6,280	986	7,266
Travel & accommodation	109,684	1,435	-	111,119	1,115	112,234
Wages	727,130	25,590	-	752,720	6,396	759,116
	1,973,594	183,687	-	2,157,281	33,605	2,190,886

Honduras total	3,110,230	183,687	(1,136,636)	2,157,281	33,605	2,190,886
NICARAGUA
Rio Luna
Acquisition	31,425	21,155	-	52,580	-	52,580
Exploration
Assays	15,576	30,745	-	46,321	31,355	77,676
Drilling and trenching	9,631	434,401	-	444,032	-	444,032
Field office expenses	55,455	218,767	-	274,222	156,436	430,658
Geological & geophysical	26,816	44,589	-	71,405	7,884	79,289
Environmental & reclamation	8,729	34	-	8,763	-	8,763
Legal & accounting fees	766	4,930	-	5,696	21,424	27,120
Property tax	8,431	10,476	-	18,907	1,090	19,997
Travel & accommodation	21,969	32,805	-	54,774	20,040	74,814
Wages	59,945	179,568	-	239,513	171,219	410,732
	238,743	977,470	-	1,216,213	409,448	1,625,661

Other
Exploration
Assays	-	-	-	-	4,339	4,339
Field office expenses	-	-	-	-	13,394	13,394
Legal & accounting fees	-	-	-	-	13,647	13,647
Travel & accommodation	-	-	-	-	9	9
Wages	-	-	-	-	41,837	41,837
	-	-	-	-	73,226	73,226

Nicaragua total	238,743	977,470	-	1,216,213	482,674	1,698,887
Total mineral property costs	3,348,973	1,161,157	(1,136,636)	3,373,494	516,279	3,889,773

See notes to the consolidated financial statements

FIRST POINT MINERALS CORP.
Notes to the Consolidated Financial Statements
December 31, 2005 and 2004
(Stated in Canadian Dollars)

1.      NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the Business Corporations Act (Alberta) and is involved in the acquisition and exploration of property interests that are considered potential sites of economic mineralization.  At the date of the financial statements, the Company has not identified a known body of commercial grade ore on any of its properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property.

The Company does not generate cash flow from operations to fund its exploration activities and has therefore relied principally upon the issuance of securities for financing.  The Company intends to continue relying upon the issuance of securities to finance its operations and exploration activities to the extent such instruments are issuable under terms acceptable to the Company.  Accordingly, the Company’s financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations.  If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.  As described in note 12, these principles differ in certain respects from principles and practices generally accepted in the United States.  Summarized below are those policies considered particularly significant to the Company.  References to the Company included herein are inclusive of the Canadian parent company and its consolidated subsidiaries.

Deferred Mineral Property Costs

Property acquisition costs and related direct exploration costs are deferred until the properties are placed into production, sold or abandoned.  These deferred costs will be amortized on the units-of-production basis over the estimated useful life of the properties following the commencement of production or written-off if the properties are sold, allowed to lapse, or abandoned.

Cost includes the cash consideration paid and the fair market value of any common shares issued on the acquisition of mineral properties.  Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made.  The recorded cost of mineral claims and deferred exploration and development costs represent costs incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its property interests on a periodic, or annual, basis and will recognize an impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property.  Management’s assessment of the property’s estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Administrative costs, other than for those that are charged to deferred mineral property costs, are expensed as incurred.

Equipment

Equipment consist of office furniture and equipment and computer equipment, which are recorded at cost and amortized on the declining-balance basis at rates of 20% and 30% per annum, respectively.

Translation of Foreign Currency

The accounts of foreign operations are translated into Canadian dollars as follows:  monetary assets and liabilities at the rates of exchange prevailing at the balance sheet dates; other assets and liabilities at applicable historical exchange rates; revenues and expenses at the average rate of exchange for the year, except for non-monetary expenses which are recorded at the rates used for the translation of the related assets.  Foreign exchange translation gains and losses are included in current operations.

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the closing price of the Company’s shares on the TSX Venture Exchange on the date of the agreement to issue the shares and the date of share issuance.

Costs incurred to issue common shares are deducted from share capital.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the continuing viability of mineral property interests and the determination of reclamation obligations and rates for amortization. Actual results could differ from these estimates.

Financial Instruments

The carrying amounts of the Company’s financial instruments, consisting largely of cash, amounts receivable and accounts payable, approximate fair market values because of the limited terms of these instruments. Fair value estimates are made at each balance sheet date, based on relevant market information and information about the financial instruments. Depending on the nature of the financial instrument, these estimates can be subjective in nature and involve uncertainties in significant matters of judgement and, therefore, are inherently imprecise. Changes in assumptions could further significantly affect these estimates.

Asset Retirement Obligations

The Company recognizes a liability for an asset retirement obligation when it is determinable and calculates the liability based upon undiscounted future payments to be made.  A corresponding amount is added to the carrying amount of the related long-lived asset, and this amount is subsequently allocated to expense over its expected life.  Adjustments will also be made in subsequent periods to changes on asset retirement obligations due to changes in estimates.  As at December 31, 2005, the Company does not have any asset retirement obligations.

Retirement of Long-Lived Assets

Long-lived assets are assessed for impairment when events and circumstances warrant, when the carrying amounts of the assets exceeds its estimated undiscounted net cash flow from use or its fair value, at which time the impairment is charged to earnings.

Stock-Based Compensation

The Company records compensation associated with stock options granted to consultants, directors and employees using a fair value measured basis and records the expense as the options vest with the recipients.

The adoption of this accounting policy for stock-based compensation has been applied prospectively to all stock options granted subsequent to January 1, 2003.  Prior to 2003, the Company followed the policy of disclosing on a pro-forma basis only the effect on operations of accounting for stock options granted to employees and directors on a fair value basis.

The proceeds received by the Company on the exercise of options are credited to share capital.

Income Taxes

The Company accounts for and measures future tax assets and liabilities in accordance with the asset and liability method.

Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively-enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.  Assuming the Company’s operations remain at the exploration stage, such an allowance will continue to apply fully for the foreseeable future to all potential income tax assets.  Accordingly, the Company’s accounting policy for future income taxes currently has no effect on the financial statements of any of the fiscal years presented.

3.      EQUIPMENT

	2005			2004
	Cost $	Accumulated Amortization $	Net Book Value $	Cost $	Accumulated Amortization $	Net Book Value $
Computer equipment	37,548	(30,511)	7,037	37,355	27,495	9,860
Office furniture and equipment	77,082	(60,206)	16,876	74,347	55,987	18,360
	114,630	(90,717)	23,913	111,702	83,482	28,220

4.      INVESTMENT

The Company entered into an agreement (“the Shareholder’s Agreement”) effective January 16, 2004 with a Michigan limited liability company, Menominee River Exploration Co., LLC (“MREC”) and seven individuals, being the owners of MREC (the “Initial US Investors”).  Pursuant to the terms of the Shareholder’s Agreement, MREC and the Company agreed to vend their respective interests in the Back Forty project in Michigan and the Cedros Property in Honduras to a new company incorporated under the provisions of the Canada Business Corporations Act, Aquila Resources Corp. (“Aquila”).  In addition, First Point agreed to provide management services to assist Aquila in completing an Initial Public Offering and obtaining a listing on a Canadian stock exchange.

In return for the foregoing undertakings, Aquila agreed to issue 2,215,569 of its common shares to the Company.  A special escrow was established to hold 1,000,000 of the Aquila common shares pending the Honduran government recording the transfer of title to the Cedros property to Aquila.  Concurrently, the Company also purchased 253,209 common shares of Aquila at $0.35 per share and the Initial US Investors purchased 889,649 common shares of Aquila at the same price.

During 2004 and 2005, Aquila completed several additional private placements, a rights offering and issued shares to several creditors in settlement of indebtedness (including 37,795 shares to the Company to settle indebtedness of $7,301).  As a result of the foregoing transactions, at December 31, 2005, the Company owned or was entitled to receive an aggregate of 2,506,573 shares of Aquila, representing an ownership interest in Aquila of approximately 15.3% .

5.      MINERAL PROPERTIES

HONDURAS

Cedros Property

At December 31, 2004, the Company held an option to acquire a 100% interest in three mineral concessions and exploration permits in the Cedros region.  During 2005, the Company and the party (“the Optionor”) that had optioned these concessions to the Company entered into an arrangement whereby the Optionor would surrender his concessions to the Honduran government and the Company would immediately make application for a new concession covering those portions of the surrendered concessions considered to contain the mineralized zones.  The Optionor will receive the share issuances and a royalty interest on production from the new concession to the same extent as if the three original concessions had not been surrendered.  The Company’s obligations in this regard will be to issue 225,000 shares when the government grants the Company the new concession, and to pay a 2% Net Smelter Return (“NSR”) royalty on production, which royalty can be purchased by the Company at any time for US$1,000,000.

Through December 31, 2004, the Company’s cumulative expenditures on the Cedros property were $1,136,636.   As part of the Shareholders Agreement (see note 4), the Company agreed to vend its interest in the Cedros  property to Aquila and to provide management services to Aquila in return for 2,215,569 Aquila common shares valued at $775,450 ($0.35 per share) and, accordingly, recorded a loss of $361,186 in 2004 on the disposal of the Cedros property.

Cacamuya Property

The Company acquired an option in July 1999 to purchase a 60% interest in the Cacamuya Property in southern Honduras from Minera Battle Mountain Gold Company ("BMG").  BMG has subsequently become a wholly-owned subsidiary of Newmont Gold Company.

To earn the 60% interest, the Company was required to incur US$1,000,000 in exploration expenditures (US $1,135,625 incurred as at December 31, 2004) and to issue 700,000 common shares, all of which had been issued as at December 31, 2004.  The Company now holds the 60% interest, subject to a 0.6% NSR interest that BMG retained in the property.

The Company has an option to earn the remaining 40% interest in this property from a wholly-owned Honduran subsidiary of Breakwater Resources Ltd. by issuing 500,000 common shares at such time as the Honduran government enacts the regulations to the new Honduran mining code and conveys title to the property to the Company. Breakwater Resources Ltd. will retain a sliding scale royalty of 0.4% of the gross sale proceeds starting at US$325 per ounce of gold and rising to a maximum of 1.2% of the gross sale proceeds at US$400 per ounce of gold for all gold production, and 0.4% of the gross sale proceeds starting at US$5.25 per ounce of silver and rising to a maximum of 1.2% of the gross sale proceeds at US$7.00 per ounce of silver for all silver production.

NICARAGUA

Rio Luna Property

In December 2002, the Company entered into an option agreement to acquire a 100% interest in the Rio Luna Property in Nicaragua from Novaterra Resources Inc. (“NRI”) and Inversiones de Terra Nova S.A. (“Intersa”), a subsidiary of NRI.

To earn its interest, the Company was required to make a US$7,500 cash option payment to Intersa and incur US$10,000 in exploration and development expenditures prior to the first anniversary of the option agreement.  To keep the option in good standing the Company was also required to make a cash payment to NRI of US$7,500 and issue to NRI 15,000 common shares prior to or on the first anniversary date of the agreement, pay a further US$10,000 prior to or on the second anniversary date, and issue an additional 60,000 common shares of the Company prior to or on the third anniversary date.

The exploration expenditure commitment having been met and all of the cash payments and share issuances having been completed by December 31, 2004, the Company now holds a 100% interest in the Rio Luna property.

Other Properties (Boaco Viejo and Mesas de Cuapa)

During 2005, the Nicaraguan government granted the Boaco Viejo concession to the Company.  The Company has filed an application for another concession (Mesas de Cuapa) in the same area.  The expenditures on these two properties in 2005 amounted to $73,226.

EL SALVADOR, HONDURAS, NICARAGUA

Exploration and Property Option Agreement

In February 2003, the Company entered into an exploration and property option agreement with BHP Billiton World Exploration Inc. (“BHP Billiton”) whereby the parties agreed to conduct a regional reconnaissance exploration program in El Salvador, Honduras and Nicaragua to explore for copper-gold deposits, with the Company as operator of the program.  The agreement provided, inter alia, that any copper-gold deposit identified pursuant under the program, unless the copper constitutes more than 25% of the economic value of the deposit, would belong 100% to the Company, and BHP Billiton would have no interest in such deposit.

The program was initiated in May 2003 and was terminated by BHP Billiton, effective March 31, 2005.

6.      SHARE CAPITAL

a)       Authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of first and second preferred shares.

	Number of Common Shares	Capital Stock $	Contributed Surplus $
Common shares:
Issued at December 31, 2003	31,063,455	10,114,236	278,697

Warrants exercised	90,000	27,000	-
Mineral property acquisition	560,000	110,900	-
Share issue costs	-	(586)
Stock-based compensation expense	-	-	39,331

	650,000	137,314	39,331

Issued at December 31, 2004	31,713,455	10,251,550	318,028

Private placements	5,595,001	801,750	-
Share issue costs	-	(26,103)	-
Finders’ fees	-	(4,093)	4,093
Stock-based compensation expense	-	-	61,399

	5,595,001	771,554	65,492

Issued at December 31, 2005	37,308,456	11,023,104	383,520

b)      Summary of warrants outstanding at December 31, 2005:

Type	Number Outstanding	Exercise Price $	Expiry Date
Finders” warrants	54,167	0.20	April 28, 2007
	87,500	0.20	December 20, 2007
	141,667

Warrants	2,172,499	0.20	April 28, 2007
	625,000	0.20	December 20, 2007
	2,797,499

The value of $4,093 represented by the warrants issued as finders’ fees during the year ended December 31, 2005 has been measured on a fair value basis utilizing the Black-Scholes option pricing model, with the following assumptions:

	2005
Description	2nd Qtr	4th Qtr

Expected dividend yield	0%	0%
Risk-free interest rate	3.5%	3.5%
Expected stock price volatility	87%	88%
Expected life of warrants	2 years	2 years
Fair value of warrants	$0.028	$0.029

c)      Stock Options

Options to purchase common shares have been granted to directors, employees and consultants of the Company at exercise prices determined by their market value on the date of the grant.

	Weighted-Average Exercise Price	Number of Options	Weighted-Average Contractual Remaining Life

Balance, December 31, 2003	0.40	3,034,000	2.80

Granted	0.22	235,000
Cancelled or expired	0.42	(989,000)

Balance, December 31, 2004	0.375	2,280,000	2.87

Granted	0.15	1,295,000
Cancelled or expired	0.465	(370,000)

Balance, December 31, 2005	0.274	3,205,000	3.23

Summary of stock options outstanding at December 31, 2005:

Number Outstanding	Exercise Price $	Expiry Date
75,000	0.19	January 16, 2007
300,000	0.20	January 22, 2007
50,000	0.53	June 4, 2007
450,000	0.55	June 27, 2007
150,000	0.34	November 4, 2008
710,000	0.35	December 12, 2008
175,000	0.20	April 15, 2009
1,295,000	0.15	October 26, 2009

3,205,000

The fair value of options reported as compensation expense in the current year has been estimated using the Black-Scholes Option Pricing Model and the following assumptions:

	2004			2005
Description	1st Qtr	2nd Qtr	4th Qtr	3rd Qtr

Expected dividend yield	0.0%	0.0%	0.0%	0.0%
Risk free interest rate	3.64%	3.78%	3.87%	3.50%
Expected stock price volatility	132%	124%	118%	102%
Expected life of options	5 years	5 years	5 years	3 years
Vesting per quarter	25%	100%	25%	100%

Based on the foregoing, stock-based compensation expense of $61,399 was recorded during the current year (2004 - $39,331).

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

7.      LOSS PER SHARE

Loss per share has been calculated using the weighted-average number of common shares outstanding during the year.  Diluted loss per share has not been calculated as it is anti-dilutive.

8.      RELATED PARTY TRANSACTIONS

During the year, the Company paid a private company controlled by an officer an aggregate of $46,075 (2004 - $86,492) for administrative services.

All year-end balances are included within accounts payable and accrued liabilities in these financial statements.

9.      FUNDS IN TRUST

In a previous year, the Company established a trust account of which an officer would become the beneficiary under certain conditions relating to a possible future loss of his employment with the Company.  Effective January 1, 2005, the officer agreed to accept a distribution of $9,000 per month from the trust as a portion of his monthly salary, which arrangement continued until all funds held in trust had been disbursed, and the trust was then wound up.

10.     LEASE OBLIGATION

The Company’s lease on its existing premises will expire on May 31, 2007.  The aggregate annual lease obligation for the combined space is approximately as follows:

2006	2007

$44,000	$18,300

11.     INCOME TAXES

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2005	2004
	$	$
Loss before income taxes for accounting purposes	(385,496)	(1,075,239)
Adjustments for differences between accounting and taxable income:
Amortization	7,235	8,816
Meals and entertainment	491	2
Stock-based compensation	61,399	39,331
Resource property costs written-off	-	361,186
Unrealized foreign exchange (gains) losses	(901)	15,138
Share issue costs amortized over 5 years	(37,658)	(85,627)
Consolidated income (loss) for tax purposes	(354,930)	(736,393)
Tax rate	35.12%	35.12%
Expected tax expense (recovery) for the year	(124,652)	(258,621)
Reductions in tax (recovery) due to:
Valuation allowance	124,652	258,621
Tax expense (recovery) for the year	-	-

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  The significant components of the Company’s future tax assets as at December 31, 2005 are as follows:

	2005	2004
	$	$
Non-capital loss carry-forwards	1,020,587	948,240
Resource property exploration expenditures	(619,425)	(438,108)
Capital assets	30,517	27,976
	431,679	538,108
Valuation allowance	(431,679)	(538,108)
	-	-

The Company has aggregate non-capital losses of approximately $2.9 million and $2.1 million in deductions in Honduras and Nicaragua available to reduce taxable income in future years, as necessary. The future tax benefits, if any, resulting from the application of these losses have not been reflected in these financial statements as it cannot be considered likely that these amounts will be utilized.

12.     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures are deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off.  Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production. The following items (a) to (f) provide a summary of the impact on these financial statements resulting from the application of U.S. accounting principles to deferred property costs.

	December 31,
	2005	2004	2003
	$	$	$
a) Assets
Deferred Property Costs
Deferred property costs following Canadian GAAP	3,889,773	3,373,494	3,348,973
Less deferred property costs	(3,889,773)	(3,373,494)	(3,348,973)
Deferred property costs following U.S. GAAP	-	-	-

b) Operations
Net loss following Canadian GAAP	(385,496)	(1,075,239)	(870,296)
Deferred property costs expensed under U.S. GAAP	(516,279)	(1,161,157)	(630,487)
Deferred property costs written-off under Canadian GAAP	-	361,186	20,200
Less: Acquisition of investment under U.S. GAAP	-	775,450	-
Net loss under U.S. GAAP	(901,775)	(1,099,760)	(1,480,583)

c) Deficit
Closing deficit under Canadian GAAP	(6,495,883)	(6,110,387)	(5,035,148)
Adjustment to deficit for deferred property costs written-off under U.S. GAAP	(3,889,773)	(3,373,494)	(3,348,973)
Closing deficit under U.S. GAAP	(10,385,656)	(9,483,881)	(8,384,121)

d) Cash Flows - Operating Activities
Cash applied to operations under Canadian GAAP	(208,729)	(693,546)	(525,662)
Add net loss following Canadian GAAP	385,496	1,075,239	870,296
Less net loss following U.S. GAAP	(901,775)	(1,099,760)	(1,480,583)
Less deferred property costs written-off under Canadian GAAP	-	(361,186)	(20,200)
Less: Acquisition of investment under U.S. GAAP	-	(775,450)	-
Add non-cash deferred property expenditures under U.S. GAAP	-	110,900	4,800
Cash applied to operations under U.S. GAAP	(725,008)	(1,743,803)	(1,151,349)

e) Cash Flows - Investing Activities
Cash applied under Canadian GAAP	(519,207)	(1,144,830)	(635,527)
Add cash property costs expensed under U.S. GAAP	516,279	1,050,257	625,687
Cash received from (applied to) investing activities under U.S. GAAP	(2,928)	(94,573)	(9,840)

f) Loss per Share under U.S. GAAP	$ (0.03)	$ (0.03)	$ (0.06)

The Company considers that no other financial statement line item differences exist in respect to a hypothetical application of U.S. GAAP to these financial statements.

13.      SUBSEQUENT EVENTS

  The Company completed a non-brokered private placement consisting of 11,619,288 units (“Units”) at a price of $0.14 per Unit, for gross proceeds to the Company’s treasury of $1,626,700.  Each Unit was comprised of one common share and one transferable share purchase warrant (a “Warrant”) to acquire one additional common share at an exercise price of $0.20 for a period of 12 months from closing.

  On March 16, 2006, 19,000 finders’ warrants exercisable at $0.20 were exercised.
  110,000 stock options were exercised to raise aggregate proceeds of $36,500.

  1,550,000 stock options were granted at an exercise price of $0.37 per share of which 1,450,000 have an expiry date of March 17, 2011 and 100,000 of which have an expiry date of April 19, 2011.

  Chris Mitchell resigned as CFO of the Company, effective May 1, 2006, and Teresa Cheng was appointed CFO.